FILED PURSUANT TO RULE 424(B)(3)
REGISTRATION NO. 333-126631
Prospectus Supplement
(To Prospectus dated August 3, 2005)
$200,000,000

MGIC INVESTMENT CORPORATION

5.625% Senior Notes due 2011

The notes will bear interest at the rate of 5.625% per year. Interest on the notes is payable on March 15 and September 15 of each year, beginning March 15, 2007. The notes will mature on September 15, 2011 We may redeem some or all of the notes at any time at the redemption price discussed under the caption “Description of Notes — Optional Redemption.”

The notes will rank equally with all of our other existing and future unsecured and unsubordinated indebtedness, junior to any of our secured indebtedness to the extent of the security for that indebtedness and senior to any of our subordinated indebtedness. All of our operating assets are in our subsidiaries and, therefore, the notes will be effectively subordinated to all liabilities of those subsidiaries.

The notes will not be listed on any securities exchange or included in any automated quotation system.

Before making any investment in the notes, you should carefully consider the risks that are described under “Risk Factors and Forward-Looking Statements” in this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total

Public Offering Price	99.979%	$199,958,000
Underwriting Discount	0.600%	$1,200,000
Proceeds, Before Expenses, to MGIC	99.379%	$198,758,000

Interest on the notes will accrue from September 18, 2006 to date of delivery.

The notes will be ready for delivery in book-entry form only through The Depository Trust Company on or about September 18, 2006.

Joint Book-Running Managers

BNP PARIBAS	Lehman Brothers

Senior Co-Managers

Banc of America Securities LLC	Deutsche Bank Securities	LaSalle Capital Markets
Co-Manager
Piper Jaffray
The date of this prospectus supplement is September 13, 2006.

No person is authorized to give any information or to make any representations other than those contained or incorporated by reference in this prospectus supplement or the accompanying prospectus and, if given or made, such information or representations must not be relied upon as having been authorized. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities described in this prospectus supplement or an offer to sell or a solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus supplement or the accompanying prospectus, nor any sale made hereunder and thereunder, shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus supplement or that the information contained or incorporated by reference herein or therein is correct as of any time subsequent to the date of such information.

Prospectus Supplement

Unless the context otherwise requires, the terms “Company,” “we,” “our” and “us” and other similar terms mean MGIC Investment Corporation and its consolidated subsidiaries, and references to “MGIC” and to Mortgage Guaranty Insurance Corporation, our primary insurance subsidiary.

RISK FACTORS AND FORWARD-LOOKING STATEMENTS

The Company’s results of operations and financial condition could be affected by the risk factors discussed below. These factors may also cause actual results to differ materially from the results contemplated by forward-looking statements that the Company may make. Forward-looking statements consist of statements which relate to matters other than historical fact. Among others, statements that include words such as the Company “believes,” “anticipates” or “expects,” or words of similar import, are forward-looking statements. The Company is not undertaking any obligation to update any forward-looking statements it may make even though these statements may be affected by events or circumstances occurring after the forward-looking statements were made.

The amount of insurance the Company writes could be adversely affected if lenders and investors select alternatives to private mortgage insurance.

These alternatives to private mortgage insurance include:

•	lenders originating mortgages using piggyback structures to avoid private mortgage insurance, such as a first mortgage with an 80% loan-to-value (“LTV”) ratio and a second mortgage with a 10%, 15% or 20% LTV ratio (referred to as 80-10-10, 80-15-5 or 80-20 loans, respectively) rather than a first mortgage with a 90%, 95% or 100% LTV ratio that has private mortgage insurance,

•	investors holding mortgages in portfolio and self-insuring,

•	investors using credit enhancements other than private mortgage insurance or using other credit enhancements in conjunction with reduced levels of private mortgage insurance coverage, and

•	lenders using government mortgage insurance programs, including those of the Federal Housing Administration and the Veterans Administration.

While no data is publicly available, the Company believes that piggyback loans are a significant percentage of mortgage originations in which borrowers make down payments of less than 20% and that their use is primarily by borrowers with higher credit scores. During the fourth quarter of 2004, the Company introduced on a national basis a program designed to recapture business lost to these mortgage insurance avoidance products. This program accounted for 9.9% of flow new insurance written in the second quarter of 2006 and 6.5% of flow new insurance written for all of 2005.

Deterioration in the domestic economy or changes in the mix of business may result in more homeowners defaulting and the Company’s losses increasing.

Losses result from events that reduce a borrower’s ability to continue to make mortgage payments, such as unemployment, and whether the home of a borrower who defaults on his mortgage can be sold for an amount that will cover unpaid principal and interest and the expenses of the sale. Favorable economic conditions generally reduce the likelihood that borrowers will lack sufficient income to pay their mortgages and also favorably affect the value of homes, thereby reducing and in some cases even eliminating a loss from a mortgage default. A deterioration in economic conditions generally increases the likelihood that borrowers will not have sufficient income to pay their mortgages and can also adversely affect housing values.

Approximately 8.8% of the Company’s primary risk in force is located in areas within Alabama (0.3%), Florida (4.7%), Louisiana (1.0%), Mississippi (0.6%) and Texas (2.2%) that have been declared eligible for individual and public assistance by the Federal Emergency Management Agency as a result of Hurricanes Katrina, Rita and Wilma.

The effect on the Company from these hurricanes, however, will not be limited to these areas to the extent that the borrowers in areas that have not experienced wind or water damage are adversely affected due to deteriorating economic conditions attributable to these hurricanes.

The mix of business the Company writes also affects the likelihood of losses occurring. In recent years, the percentage of the Company’s volume written on a flow basis that includes segments the Company views as having a higher probability of claim has continued to increase. These segments include loans with LTV ratios over 95% (including loans with 100% LTV ratios), FICO credit scores below 620, limited underwriting, including limited borrower documentation, or total debt-to-income ratios of 38% or higher, as well as loans having combinations of higher risk factors.

Approximately 9% of the Company’s primary risk in force written through the flow channel, and 72% of the Company’s primary risk in force written through the bulk channel, consists of adjustable rate mortgages (“ARMs”). The Company believes that during a prolonged period of rising interest rates, claims on ARMs would be substantially higher than for fixed rate loans, although the performance of ARMs has not been tested in such an environment. In addition, the Company believes the volume of “interest-only” loans (which may also be ARMs) and other loans with negative amortization features, such as pay option ARMs, increased in 2004 and 2005. Because interest-only loans and pay option ARMs are a relatively recent development, the Company has no data on their historical performance. The Company believes claim rates on certain of these loans will be substantially higher than on comparable loans that do not have negative amortization.

Competition or changes in the Company’s relationships with its customers could reduce the Company’s revenues or increase its losses.

Competition for private mortgage insurance premiums occurs not only among private mortgage insurers but also with mortgage lenders through captive mortgage reinsurance transactions. In these transactions, a lender’s affiliate reinsures a portion of the insurance written by a private mortgage insurer on mortgages originated or serviced by the lender. As discussed under “The mortgage insurance industry is subject to risk from private litigation and regulatory proceedings” below, the Company provided information to the New York Insurance Department and the Minnesota Department of Commerce about captive mortgage reinsurance arrangements. Other insurance departments or other officials, including attorneys general, may also seek information about or investigate captive mortgage reinsurance.

The level of competition within the private mortgage insurance industry has also increased as many large mortgage lenders have reduced the number of private mortgage insurers with whom they do business. At the same time, consolidation among mortgage lenders has increased the share of the mortgage lending market held by large lenders.

The Company’s private mortgage insurance competitors include:

•	PMI Mortgage Insurance Company,

•	Genworth Mortgage Insurance Corporation,

•	United Guaranty Residential Insurance Company,

•	Radian Guaranty Inc.,

•	Republic Mortgage Insurance Company,

•	Triad Guaranty Insurance Corporation, and

•	CMG Mortgage Insurance Company.

If interest rates decline, house prices appreciate or mortgage insurance cancellation requirements change, the length of time that the Company’s policies remain in force could decline and result in declines in the Company’s revenue.

In each year, most of the Company’s premiums are from insurance that has been written in prior years. As a result, the length of time insurance remains in force (which is also generally referred to as persistency) is an important determinant of revenues. The factors affecting the length of time the Company’s insurance remains in force include:

•	the level of current mortgage interest rates compared to the mortgage coupon rates on the insurance in force, which affects the vulnerability of the insurance in force to refinancings, and

•	mortgage insurance cancellation policies of mortgage investors along with the rate of home price appreciation experienced by the homes underlying the mortgages in the insurance in force.

During the 1990s, the Company’s year-end persistency ranged from a high of 87.4% at December 31, 1990 to a low of 68.1% at December 31, 1998. At June 30, 2006 persistency was at 64.1%, compared to the record low of 44.9% at September 30, 2003. Over the past several years, refinancing has become easier to accomplish and less costly for many consumers. Hence, even in an interest rate environment favorable to persistency improvement, the Company does not expect persistency will approach its December 31, 1990 level.

If the volume of low down payment home mortgage originations declines, the amount of insurance that the Company writes could decline which would reduce the Company’s revenues.

The factors that affect the volume of low-down-payment mortgage originations include:

•	the level of home mortgage interest rates,

•	the health of the domestic economy as well as conditions in regional and local economies,

•	housing affordability,

•	population trends, including the rate of household formation,

•	the rate of home price appreciation, which in times of heavy refinancing can affect whether refinance loans have LTV ratios that require private mortgage insurance, and

•	government housing policy encouraging loans to first-time homebuyers.

In general, the majority of the underwriting profit (premium revenue minus losses) that a book of mortgage insurance generates occurs in the early years of the book, with the largest portion of the underwriting profit realized in the first year. Subsequent years of a book generally result in modest underwriting profit or underwriting losses. This pattern of results occurs because relatively few of the claims that a book will ultimately experience occur in the first few years of the book, when premium revenue is highest, while subsequent years are affected by declining premium revenues, as persistency decreases due to loan prepayments, and higher losses.

If all other things were equal, a decline in new insurance written in a year that followed a number of years of higher volume could result in a lower contribution to the mortgage insurer’s overall results. This effect may occur because the older books will be experiencing declines in revenue and increases in losses with a lower amount of underwriting profit on the new book available to offset these results.

Whether such a lower contribution would in fact occur depends in part on the extent of the volume decline. Even with a substantial decline in volume, there may be offsetting factors that could increase the contribution in the current year. These offsetting factors include higher persistency and a mix of business with higher average premiums, which could have the effect of increasing revenues, and improvements in the economy, which could have the effect of reducing losses. In addition, the effect on the insurer’s overall results from such a lower contribution may be offset by decreases in the mortgage insurer’s expenses that are unrelated to claim or default activity, including those related to lower volume.

Changes in the business practices of Fannie Mae and Freddie Mac could reduce the Company’s revenues or increase its losses.

The business practices of the Federal National Mortgage Association (“Fannie Mae”) and the Federal Home Loan Mortgage Corporation (“Freddie Mac”), each of which is a government sponsored entity (“GSE”), affect the entire relationship between them and mortgage insurers and include:

•	the level of private mortgage insurance coverage, subject to the limitations of Fannie Mae and Freddie Mac’s charters, when private mortgage insurance is used as the required credit enhancement on low down payment mortgages,

•	whether Fannie Mae or Freddie Mac influence the mortgage lender’s selection of the mortgage insurer providing coverage and, if so, any transactions that are related to that selection,

•	whether Fannie Mae or Freddie Mac will give mortgage lenders an incentive, such as a reduced guaranty fee, to select a mortgage insurer that has a “AAA” claims-paying ability rating to benefit from the lower capital requirements for Fannie Mae and Freddie Mac when a mortgage is insured by a company with that rating,

•	the underwriting standards that determine what loans are eligible for purchase by Fannie Mae or Freddie Mac, which thereby affect the quality of the risk insured by the mortgage insurer and the availability of mortgage loans,

•	the terms on which mortgage insurance coverage can be canceled before reaching the cancellation thresholds established by law, and

•	the circumstances in which mortgage servicers must perform activities intended to avoid or mitigate loss on insured mortgages that are delinquent.

The mortgage insurance industry is subject to the risk of private litigation and regulatory proceedings.

Consumers are bringing a growing number of lawsuits against home mortgage lenders and settlement service providers. In recent years, seven mortgage insurers, including MGIC, have been involved in litigation alleging violations of the anti-referral fee provisions of the Real Estate Settlement Procedures Act, which is commonly known as RESPA, and the notice provisions of the Fair Credit Reporting Act, which is commonly known as FCRA. MGIC’s settlement of class action litigation against it under RESPA became final in October 2003. MGIC settled the named plaintiffs’ claims in litigation against it under FCRA in late December 2004 following denial of class certification in June 2004. There can be no assurance that MGIC will not be subject to future litigation under RESPA or FCRA or that the outcome of any such litigation would not have a material adverse effect on the Company. In August 2005, the United States Court of Appeals for the Ninth Circuit decided a case under FCRA to which the Company was not a party that may make it more likely that the Company will be subject to litigation regarding when notices to borrowers are required by FCRA.

In June 2005, in response to a letter from the New York Insurance Department (the “NYID”), the Company provided information regarding captive mortgage reinsurance arrangements and other types of arrangements in which lenders receive compensation. In February 2006, the NYID requested MGIC to review its premium rates in New York and to file adjusted rates based on recent years’ experience or to explain why such experience would not alter rates. In March 2006, MGIC advised the NYID that it believes its premium rates are reasonable and that, given the nature of mortgage insurance risk, premium rates should not be determined only by the experience of recent years. In February 2006, in response to an administrative subpoena from the Minnesota Department of Commerce (the “MDC”), which regulates insurance, the Company provided the MDC with information about captive mortgage reinsurance and certain other matters. The Company subsequently provided additional information to the MDC and expects to provide more information in the future. Other insurance departments or other officials, including attorneys general, may also seek information about or investigate captive mortgage reinsurance.

The anti-referral fee provisions of RESPA provide that the Department of Housing and Urban Development (“HUD”) as well as the insurance commissioner or attorney general of any state may bring an action to enjoin violations of these provisions of RESPA. The insurance law provisions of many states prohibit paying for the referral of insurance business and provide various mechanisms to enforce this prohibition. While the Company believes its captive reinsurance arrangements are in conformity with applicable laws and regulations, it is not possible to predict the outcome of any such reviews or investigations nor is it possible to predict their effect on the Company or the mortgage insurance industry.

Net premiums written could be adversely affected if the Department of Housing and Urban Development reproposes and adopts a regulation under the Real Estate Settlement Procedures Act that is equivalent to a proposed regulation that was withdrawn in 2004.

HUD regulations under RESPA prohibit paying lenders for the referral of settlement services, including mortgage insurance, and prohibit lenders from receiving such payments. In July 2002, HUD proposed a regulation that would exclude from these anti-referral fee provisions settlement services included in a package of settlement services offered to a borrower at a guaranteed price. HUD withdrew this proposed regulation in March 2004. Under the proposed regulation, if mortgage insurance were required on a loan, the package must include any mortgage insurance premium paid at settlement. Although certain state insurance regulations prohibit an insurer’s payment of referral fees, had this regulation been adopted in this form, the Company’s revenues could have been adversely affected to the extent that lenders offered such packages and received value from the Company in excess of what they could have received were the anti-referral fee provisions of RESPA to apply and if such state regulations were not applied to prohibit such payments.

The Company could be adversely affected if personal information on consumers that it maintains is improperly disclosed.

As part of its business, the Company maintains large amounts of personal information on consumers. While the Company believes it has appropriate information security policies and systems to prevent unauthorized disclosure, there can be no assurance that unauthorized disclosure, either through the actions of third parties or employees, will not occur. Unauthorized disclosure could adversely affect the Company’s reputation and expose it to material claims for damages.

The Company’s income from joint ventures could be adversely affected by credit losses, insufficient liquidity or competition affecting those businesses.

C-BASS:  Credit-Based Asset Servicing and Securitization LLC (“C-BASS”) is principally engaged in the business of investing in the credit risk of credit sensitive single-family residential mortgages. C-BASS is particularly exposed to funding risk and to credit risk through ownership of the higher risk classes of mortgage backed securities from its own securitizations and those of other issuers. In addition, C-BASS’s results are sensitive to its ability to purchase mortgage loans and securities on terms that it projects will meet its return targets. C-BASS’s mortgage purchases in 2005 and 2006 have primarily been of subprime mortgages, which bear a higher risk of default. Further, a higher proportion of subprime mortgage originations in 2005 and in 2006, as compared to 2004, were interest-only loans, which C-BASS views as having greater credit risk. C-BASS has not purchased any pay option ARMs, which are another type of higher risk mortgage. Credit losses are affected by housing prices. A higher house price at default than at loan origination generally mitigates credit losses while a lower house price at default generally increases losses. Over the last several years, in certain regions home prices have experienced rates of increase greater than historical norms and greater than growth in median incomes. During the period 2003 to 2005, according to the Office of Federal Housing Oversight, home prices nationally increased 27%. Recent forecasts predict that home prices will have minimal if any increase over the remainder of 2006, and may decline in certain regions.

With respect to liquidity, the substantial majority of C-BASS’s on-balance sheet financing for its mortgage and securities portfolio is dependent on the value of the collateral that secures this debt. C-BASS maintains substantial liquidity to cover margin calls in the event of substantial declines in the value of its mortgages and securities. While C-BASS’s policies governing the management of capital at risk are intended to provide sufficient liquidity to cover an instantaneous and substantial decline in value, such policies cannot guaranty that all liquidity required will in fact be available. Further, approximately 43% of C-BASS’s financing has a term of less than one year, and is subject to renewal risk.

The interest expense on C-BASS’s borrowings is primarily tied to short-term rates such as LIBOR. In a period of rising interest rates, the interest expense could increase in different amounts and at different rates and times than the interest that C-BASS earns on the related assets, which could negatively impact C-BASS’s earnings.

Although there has been growth in the volume of subprime mortgage originations in recent years, volume is expected to decline in 2006, which may result in C-BASS purchasing fewer mortgages for securitization. Since 2005, there has been an increasing amount of competition to purchase subprime mortgages, from mortgage originators that formed real estate investment trusts and from firms, such as investment banks and commercial banks, that in the past acted as mortgage securities intermediaries but which are now establishing their own captive origination capacity. Many of these competitors are larger and have a lower cost of capital.

Sherman:  The results of Sherman Financial Group LLC (“Sherman”), which is principally engaged in the business of purchasing and servicing delinquent consumer assets, are sensitive to its ability to purchase receivable portfolios on terms that it projects will meet its return targets. While the volume of charged-off consumer receivables and the portion of these receivables that have been sold to third parties such as Sherman has grown in recent years, there is an increasing amount of competition to purchase such portfolios, including from new entrants to the industry, which has resulted in increases in the prices at which portfolios can be purchased.

MGIC INVESTMENT CORPORATION

MGIC Investment Corporation is a holding company which, through its wholly owned subsidiary MGIC, is the leading provider of private mortgage insurance in the United States to the home mortgage lending industry. Private mortgage insurance covers residential first mortgage loans and expands home ownership opportunities by enabling people to purchase homes with less than 20% down payments. If the homeowner defaults, private mortgage insurance reduces and, in some instances, eliminates the loss to the insured institution. Private mortgage insurance also facilitates the sale of low down payment and other mortgage loans in the secondary mortgage market, including to Fannie Mae and Freddie Mac. In addition to mortgage insurance on first liens, the Company, through other subsidiaries, provides lenders with various underwriting and other services and products related to home mortgage lending.

MGIC is licensed in all 50 states of the United States, the District of Columbia and Puerto Rico. The Company is a Wisconsin corporation. Its principal office is located at MGIC Plaza, 250 East Kilbourn Avenue, Milwaukee, Wisconsin 53202 (telephone number (414) 347-6480).

The Company also has ownership interests in less than majority-owned joint ventures, principally C-BASS and Sherman. C-BASS is principally engaged in the business of investing in the credit risk of credit sensitive single-family residential mortgages. Sherman is principally engaged in the business of purchasing and servicing delinquent consumer assets. The term “Company” means the Company and its consolidated subsidiaries. The Company’s joint ventures are not consolidated with the Company for financial reporting purposes and are not subsidiaries of the Company.

The Company and its business may be materially affected by the risk factors applicable to the Company that are described under “Risk Factors and Forward-Looking Statements” in this Prospectus Supplement. C-BASS and Sherman and their respective businesses may be materially affected by the risk factors applicable to them that are described under that caption.

Primary Insurance

Primary insurance provides mortgage default protection on individual loans and covers unpaid loan principal, delinquent interest and certain expenses associated with the default and subsequent foreclosure (collectively, the “claim amount”). In addition to the loan principal, the claim amount is affected by the mortgage note rate and the time necessary to complete the foreclosure process. The insurer generally pays the coverage percentage of the claim amount specified in the primary policy, but has the option to pay 100% of the claim amount and acquire title to the property. Primary insurance generally applies to owner occupied, first mortgage loans on one-to-four family homes, including condominiums. Primary coverage can be used on any type of residential mortgage loan instrument approved by the mortgage insurer. References in this document to amounts of insurance written or in force, risk written or in force and other historical data related to MGIC’s insurance refer only to direct (before giving effect to reinsurance) primary insurance, unless otherwise indicated. References in this document to “primary insurance” include insurance written in bulk transactions (see “Bulk Transactions” below) that is supplemental to mortgage insurance written in connection with the origination of the loan or that reduces a lender’s credit risk to less than 51% of the value of the property. Effective with the third quarter of 2001, in reports by private mortgage insurers to the trade association for the private mortgage insurance industry, mortgage insurance that is supplemental to other mortgage insurance or that reduces a lender’s credit risk to less than 51% of the value of the property is classified as pool insurance.

Primary insurance may be written on a flow basis, in which loans are insured in individual, loan-by-loan transactions, or may be written on a bulk basis, in which each loan in a portfolio of loans is individually insured in a single, bulk transaction. New insurance written on a flow basis was $40.1 billion in 2005 compared to $47.1 billion in 2004 and $71.1 billion in 2003. New insurance written for bulk transactions was $21.4 billion during 2005 compared to $15.8 billion for 2004 and $25.7 billion for 2003.

MGIC charges higher premium rates for higher coverages. MGIC believes depth of coverage requirements have no significant impact on frequency of default. Higher coverage percentages generally result in increased severity (which is the amount paid on a claim), and lower coverage percentages generally result in decreased severity. In accordance with industry accounting practice, reserves for losses are only established for loans in default. Because relatively few defaults occur in the early years of a book of business (see “Claims” below), the higher premium revenue from deeper coverage is recognized before any higher losses resulting from that deeper coverage may be incurred. MGIC’s premium pricing methodology generally targets substantially similar returns on capital regardless of the depth of coverage. However, there can be no assurance that changes in the level of premium rates adequately reflect the risks associated with changes in the depth of coverage.

Coverage tends to continue in areas experiencing economic contraction and housing price depreciation. The persistency of coverage in such areas coupled with cancellation of coverage in areas experiencing economic expansion and housing price appreciation can increase the percentage of the insurer’s portfolio comprised of loans in economically weak areas. This development can also occur during periods of heavy mortgage refinancing because refinanced loans in areas of economic expansion experiencing property value appreciation are less likely to require mortgage insurance at the time of refinancing, while refinanced loans in economically weak areas not experiencing property value appreciation are more likely to require mortgage insurance at the time of refinancing or not qualify for refinancing at all and, thus, remain subject to the mortgage insurance coverage.

The percentage of primary risk written with respect to loans representing refinances was 39.5% in 2005 compared to 37.4% in 2004, 48.7% in 2003, 43.8% in 2002, and 43.7% in 2001. When a borrower refinances an MGIC-insured mortgage loan by paying it off in full with the proceeds of a new mortgage that is also insured by MGIC, the insurance on that existing mortgage is canceled, and insurance on the new mortgage is considered to be new primary insurance written. Therefore, continuation of MGIC’s coverage from a refinanced loan to a new loan results in both a cancellation of insurance and new insurance written.

In addition to varying with the coverage percentage, MGIC’s premium rates vary depending upon the perceived risk of a claim on the insured loan and, thus, take into account the LTV ratio, the loan type (fixed payment versus non-fixed payment) and mortgage term and, for A− and subprime loans and certain other loans, the location of the borrower’s credit score within a range of credit scores. In general, A− loans have FICO scores between 575 and 619 and subprime loans have FICO credit scores of less than 575. A FICO score is a score based on a borrower’s credit history generated by a model developed by Fair Isaac and Company.

Pool Insurance

Pool insurance is generally used as an additional “credit enhancement” for certain secondary market mortgage transactions. Pool insurance generally covers the loss on a defaulted mortgage loan which exceeds the claim payment under the primary coverage, if primary insurance is required on that mortgage loan, as well as the total loss on a defaulted mortgage loan which did not require primary insurance. Pool insurance may have a stated aggregate loss limit and may also have a deductible under which no losses are paid by the insurer until losses exceed the deductible.

New pool risk written during 2005 was $358 million and was $208 million in 2004. New pool risk written during these years was primarily comprised of risk associated with loans delivered to Freddie Mac and Fannie Mae (“agency pool insurance”), loans delivered to the Federal Home Loan Banks under their mortgage purchase programs and loans made under state housing finance programs. Direct pool risk in force at December 31, 2005 was $2.9 billion compared to $3.0 billion and $2.9 billion at December 31, 2004 and 2003, respectively. The risk amounts referred to above represent pools of loans with contractual aggregate loss limits and without such limits. For pools of loans without such limits, risk is estimated based on the amount that would credit enhance these loans to a “AA” level based on a rating agency model. Under this model, December 31, 2005, 2004 and 2003 for $5.0 billion, $4.9 billion, and $4.9 billion, respectively, of risk without such limits, risk in force is calculated at $469 million, $418 million, and $353 million, respectively. New risk written, under this model, for the years ended December 31, 2005 and 2004 was $51 million and $65 million, respectively.

The settlement of a nationwide class action alleging that MGIC violated RESPA by providing agency pool insurance and entering into other transactions with lenders that were not properly priced (the “RESPA

Litigation”) became final in October 2003. In a February 1, 1999 circular addressed to all mortgage guaranty insurers licensed in New York, the New York Department of Insurance advised that “significantly underpriced” agency pool insurance would violate the provisions of New York insurance law that prohibit mortgage guaranty insurers from providing lenders with inducements to obtain mortgage guaranty business. In a January 31, 2000 letter addressed to all mortgage guaranty insurers licensed in Illinois, the Illinois Department of Insurance advised that providing pool insurance at a “discounted or below market premium” in return for the referral of primary mortgage insurance would violate Illinois law.

Risk Sharing Arrangements

MGIC participates in risk sharing arrangements with the GSEs and captive reinsurance arrangements with subsidiaries of certain mortgage lenders that reinsure a portion of the risk on loans originated or purchased by the lender which have MGIC primary insurance. During the years ended December 31, 2005 and December 31, 2004, about 48% and 51%, respectively, of MGIC’s new insurance written on a flow basis was subject to risk sharing arrangements. New insurance written through the bulk channel is not subject to such arrangements.

Bulk Transactions

In bulk transactions, the individual loans in the insured portfolio are insured to specified levels of coverage. The premium in a bulk transaction, which is negotiated with the securitizer or other owner of the loans, is based on the mortgage insurer’s evaluation of the overall risk of the insured loans included in the transaction and is often a composite rate applied to all of the loans in the transaction.

In general, the loans insured by MGIC in bulk transactions consist of A− loans; subprime loans; cash out refinances that exceed the standard underwriting requirements of the GSEs; jumbo loans; and loans with reduced underwriting documentation. A− loans have FICO scores between 575 and 619 and subprime loans have FICO credit scores of less than 575. A jumbo loan has an unpaid principal balance that exceeds the conforming loan limit. The conforming loan limit is the maximum unpaid principal amount of a mortgage loan that can be purchased by the GSEs. The conforming loan limit is subject to annual adjustment, and for mortgages covering a home with one dwelling unit is $417,000 for 2006 and was $359,650 in 2005 and $333,700 in 2004.

Approximately 60% of MGIC’s bulk loan risk in force at December 31, 2005 had FICO credit scores of at least 620, compared to 58% at December 31, 2004. Approximately 25% of MGIC’s bulk loan risk in force at December 31, 2005 had A− FICO credit scores compared to 28% at December 31, 2004, and approximately 15% had subprime credit scores at December 31, 2005 compared to 14% at December 31, 2004. Most of the subprime loans insured by MGIC in 2005 were insured in bulk transactions. More than 30% of MGIC’s bulk loan risk in force at December 31, 2005 and 2004 had LTV ratios of 80% and below. New insurance written for bulk transactions was $21.4 billion during 2005 compared to $15.8 billion for 2004 and $25.7 billion for 2003.

Customers

Originators of residential mortgage loans such as mortgage bankers, savings institutions, commercial banks, mortgage brokers, credit unions and other lenders have historically determined the placement of mortgage insurance written on flow basis and as a result are the customers of MGIC. To obtain primary insurance from MGIC written on flow basis, a mortgage lender must first apply for and receive a mortgage guaranty master policy from MGIC. MGIC had approximately 13,800 master policyholders at December 31, 2005 (not including policies issued to branches and affiliates of large lenders). In 2005, MGIC issued coverage on mortgage loans for approximately 3,800 of its master policyholders. MGIC’s top 10 customers generated 30.5% of its new insurance written on a flow basis in 2005, compared to 31.9% in 2004 and 33.1% in 2003.

Competition

For flow business, MGIC and other private mortgage insurers compete directly with federal and state governmental and quasi-governmental agencies, principally the FHA and, to a lesser degree, the Veterans

Administration (“the VA”). These agencies sponsor government-backed mortgage insurance programs, which during 2005 and 2004 accounted for approximately 24% and 33%, respectively, of the total low down payment residential mortgages which were subject to governmental or private mortgage insurance. Loans insured by the FHA cannot exceed maximum principal amounts which are determined by a percentage of the conforming loan limit. For 2006, the maximum FHA loan amount for homes with one dwelling unit in “high cost” areas is as high as $362,790 and was as high as $312,896 in 2005. Loans insured by the VA do not have mandated maximum principal amounts but have maximum limits on the amount of the guaranty provided by the VA to the lender. For loans closed on or after December 10, 2004, the maximum VA guarantee is $104,250.

In addition to competition from the FHA and the VA, MGIC and other private mortgage insurers face competition from state-supported mortgage insurance funds in several states, including California and New York. From time to time, other state legislatures and agencies consider expansions of the authority of their state governments to insure residential mortgages.

MGIC and other mortgage insurers also compete with transactions structured to avoid mortgage insurance on low down payment mortgage loans. Such transactions include self-insuring, and piggyback loans, which are loans comprised of both a first and a second mortgage (for example, an 80% LTV first mortgage and a 10% LTV second mortgage), with the LTV ratio of the first mortgage below what investors require for mortgage insurance, compared to a loan with mortgage insurance in which the first mortgage covers the entire borrowed amount (which in the preceding example would be a 90% LTV mortgage). Captive mortgage reinsurance and similar transactions also result in mortgage originators receiving a portion of the premium and the risk.

Private mortgage insurers may also be subject to competition from Fannie Mae and Freddie Mac to the extent the GSEs are compensated for assuming default risk that would otherwise be insured by the private mortgage insurance industry. Fannie Mae and Freddie Mac each have programs under which an up-front delivery fee can be paid to the GSE and primary mortgage insurance coverage is substantially reduced compared to the coverage requirements that would apply in the absence of the program. In October 1998, Freddie Mac’s charter was amended (and the amendment immediately repealed) to give Freddie Mac flexibility to use protection against default in addition to private mortgage insurance and the two other types of credit enhancement required by the charter for low down payment mortgages purchased by Freddie Mac. In addition, to the extent up-front delivery fees are not retained by the GSEs to compensate for their assumption of default risk, and are used instead to purchase supplemental coverage from mortgage insurers, the resulting concentration of purchasing power in the hands of the GSEs could increase competition among insurers to provide such coverage.

The capital markets may also develop as competitors to private mortgage insurers in ways the Company cannot predict. During 1998, a newly organized off-shore company funded by the sale of notes to institutional investors provided reinsurance to Freddie Mac against default on a specified pool of mortgages owned by Freddie Mac. A competitor of MGIC has engaged in transactions in which it transferred portions of the risk that it had written in certain bulk transactions to institutional investors in similar reinsurance structures. MGIC has also engaged in similar reinsurance transactions.

The private mortgage insurance industry currently consists of eight active mortgage insurers and their affiliates; one of the eight is a joint venture in which another mortgage insurer is one of the joint venturers. The names of the mortgage insurers in addition to MGIC are listed in this Prospectus Supplement under “Risk Factors and Forward-Looking Statements.” According to Inside Mortgage Finance, a mortgage industry publication, which obtains its data from reports to it by MGIC and other mortgage insurers that are to be prepared on the same basis as the reports by insurers to the trade association for the private mortgage insurance industry, for 1995 and subsequent years, MGIC has been the largest private mortgage insurer based on new primary insurance written (with a market share of 22.9% in 2005, 23.5% in 2004, 21.9% in 2003 and 24.8% in 2002) and at December 31, 2005, MGIC also had the largest book of direct primary insurance in force. Effective with the third quarter of 2001, these reports do not include as “primary mortgage insurance” insurance on certain loans classified by MGIC as primary insurance, such as loans insured through bulk transactions that already had mortgage insurance placed on the loans at origination.

The private mortgage insurance industry is highly competitive. The Company believes it competes with other private mortgage insurers for business written through the flow channel principally on the basis of programs involving captive mortgage reinsurance, agency pool insurance, and other similar structures involving lenders; the provision of contract underwriting and related fee-based services to lenders; the provision of other products and services that meet lender needs for risk management, affordable housing, loss mitigation, capital markets and training support; the strength of MGIC’s management team and field organization; and the effective use of technology and innovation in the delivery and servicing of MGIC’s insurance products. The Company believes MGIC’s additional competitive strengths, compared to other private insurers, are its customer relationships, name recognition, reputation and the depth of its database covering loans it has insured. The Company believes it competes for bulk business principally on the basis of the premium rate and the portion of loans submitted for insurance that the Company is willing to insure.

Certain private mortgage insurers compete for flow business by offering lower premium rates than other companies, including MGIC, either in general or with respect to particular classes of business. MGIC on a case-by-case basis will adjust premium rates, generally depending on the risk characteristics, loss performance or class of business of the loans to be insured, or the costs associated with doing such business.

Contract Underwriting and Related Services

The Company performs contract underwriting services for lenders in which the Company judges whether the data relating to the borrower and the loan contained in the lender’s mortgage loan application file comply with the lender’s loan underwriting guidelines. The Company also provides an interface to submit such data to the automated underwriting systems of the GSEs, which independently judge the data. These services are provided for loans that require private mortgage insurance as well as for loans that do not require private mortgage insurance. A material portion of the Company’s new insurance written through the flow channel in recent years involved loans for which the Company provided contract underwriting services. The complaint in the RESPA Litigation alleged, among other things, that the pricing of contract underwriting provided by the Company violated RESPA.

Under its contract underwriting agreements, the Company may be required to provide certain remedies to its customers if certain standards relating to the quality of the Company’s underwriting work are not met. The cost of remedies provided by the Company to customers for failing to meet these standards has not been material to the Company’s financial position or results of operations for the years ended December 31, 2005, 2004 and 2003. There can be no assurance that contract underwriting remedies will not be material in the future.

Defaults

The claim cycle on private mortgage insurance begins with the insurer’s receipt of notification of a default on an insured loan from the lender. MGIC defines a default as an insured loan with a mortgage payment that is 45 days or more past due. Lenders are required to notify MGIC of defaults within 130 days after the initial default, although most lenders do so earlier. The incidence of default is affected by a variety of factors, including the level of borrower income growth, unemployment, divorce and illness, the level of interest rates and general borrower creditworthiness. Defaults that are not cured result in a claim to MGIC. Defaults may be cured by the borrower bringing current the delinquent loan payments or by a sale of the property and the satisfaction of all amounts due under the mortgage.

Claims

Claims result from defaults which are not cured. Whether a claim results from an uncured default principally depends on the borrower’s equity in the home at the time of default and the borrower’s (or the lender’s) ability to sell the home for an amount sufficient to satisfy all amounts due under the mortgage. Claims are affected by various factors, including local housing prices and employment levels, and interest rates.

Claim activity is not evenly spread throughout the coverage period of a book of primary business. For prime loans, relatively few claims are received during the first two years following issuance of coverage on a loan. This is followed by a period of rising claims which, based on industry experience, has historically reached its highest level in the third through fourth years after the year of loan origination. Thereafter, the number of claims received has historically declined at a gradual rate, although the rate of decline can be affected by conditions in the economy, including lower housing price appreciation. There can be no assurance that this historical pattern of claims will continue in the future and due in part to the subprime component of loans insured in bulk transactions, the peak claim period for bulk loans has generally occurred earlier than for prime loans. Moreover, when a loan is refinanced, because the new loan replaces, and is a continuation of, an earlier loan, the pattern of claims frequency for that new loan may be different from the historical pattern of other loans. As of December 31, 2005, 77.0% of the MGIC Book primary insurance in force had been written during 2003-2005, although a portion of such insurance arose from the refinancing of earlier originations.

In addition to the increasing level of claim activity arising from the maturing of the MGIC Book, another important factor affecting MGIC Book losses is the amount of the average claim paid, which is generally referred to as claim severity. The main determinants of claim severity are the amount of the mortgage loan and the coverage percentage on the loan. The average claim severity on the MGIC Book primary insurance was $26,361 for 2005 as compared to $24,438 in 2004 and $22,925 in 2003.

Investment Portfolio

Approximately 76% of the Company’s long-term investment portfolio is managed by outside managers, although the Company maintains overall control of investment policy and strategy. The Company maintains direct management of the remainder of its investment portfolio.

The Company’s current policies emphasize preservation of capital, as well as total return. Therefore, the Company’s investment portfolio consists almost entirely of high-quality, fixed-income investments. Liquidity is sought through diversification and investment in publicly traded securities. The Company attempts to maintain a level of liquidity commensurate with its perceived business outlook and the expected timing, direction and degree of changes in interest rates. The Company’s investment policies in effect at December 31, 2005 limited investments in the securities of a single issuer (other than the U.S. government) and generally limit the purchase of fixed income securities to those that are rated investment grade by at least one rating agency.

At December 31, 2005, the market value of the Company’s investment portfolio was approximately $5.5 billion. At December 31, 2005, municipal securities represented 86.6% of the market value of the total investment portfolio. Securities due within one year, within one to five years, within five to ten years, and after ten years, represented 9.2%, 15.1%, 21.0% and 54.7%, respectively, of the total book value of the Company’s investment in debt securities. The Company’s after-tax yield for 2005 was 3.9%, which was comparable to the after-tax yield of 3.8% in 2004.

Recent Developments Regarding Sherman

We and Radian Guaranty Inc. currently each own 34.58% of the existing interests in Sherman, which has a single class of interests. The remainder of the interests are owned by entities owned by Sherman’s management. We and Radian have separate options granted in June 2005 by one of these entities that give us or Radian the right to purchase 6.92% (13.84% in total for both options) of the existing interests in Sherman. We are close to finalizing a transaction with Sherman’s management in which our option would be restructured.

As part of the restructuring of our option, 94% of the existing interests in Sherman will be recapitalized into Class A Common Units and the remaining 6% will be recapitalized into a combination of Preferred Units and Class B Common Units. The Preferred Units will have a preference over the Class B Units in the allocation of 6% of Sherman’s operating income. Under the preference, 6% of the first $200 million of operating income will be allocated to the Preferred Units. Six percent of operating income above $200 million is not part of the preference and will be allocated 50% to the Preferred Units and 50% to the Class B Units. The preference is cumulative so that until the Preferred Units have been allocated the preference amount on a cumulative basis, no operating income is allocated to the Class B Units. The description above expresses the $200 million preference on an annual basis. The $200 million threshold amount will be lower during the next year and will be higher thereafter. In liquidation or on sale of Sherman, the Preferred Units will be entitled to approximately $45 million plus any undistributed operating income allocated to the Preferred Units. Assuming the value of Sherman increases by at least $45 million above its value on July 1, 2006, remaining amounts in a liquidation or sale occurring on or after July 1, 2010 will be allocated 94% to the Class A Common Units and 6% to the Class B Common Units. If the value increases by less than $45 million or the liquidation or sale occurs prior to July 1, 2010, the percentage of the liquidation or sale proceeds to which the Class B Common Units are entitled will be less than 6%. The percentages of Sherman’s income to which the Class A Units, the Preferred Units and the Class B Units are entitled and the percentage of the liquidation proceeds payable to the Class A Units and the Class B Units will vary depending on the percentage that the outstanding Class B Units are of the total of the outstanding Class A Units and Class B Units. Based on the number of Class A Units and Class B Units that will be outstanding immediately after the recapitalization, this percentage will be 6%, as set forth in the description above.

We intend to restructure our option so that the portion of the option that covers 3% of the existing interests will cover the Preferred Units to be issued in the recapitalization in exchange for those interests (half of the Preferred Units to be issued in the recapitalization) and the remainder of the option will cover the Class A Units to be issued in the recapitalization in exchange for the remaining interests subject to the option (3.92% of the original interests, which will represent 4.17% of the Class A Units to be issued in the recapitalization). The option price allocable to the Preferred Units will be reduced to 60% of what it would have otherwise been on 3% of the existing interests. The option price under the restructured option is expected to be $65.3 million.

The option restructuring and the recapitalization treat Radian the same as us. We will not proceed with the restructuring and the recapitalization unless Radian agrees to them. If the restructuring of the options and the recapitalization occur, we expect that we will exercise our restructured option in full. If the exercise of the restructured options and the recapitalization occur, we would own 40.96% of the Class A Units and 50% of the Preferred Units. Radian would own the same percentages of each Class. The remainder of the Class A Units and all of the Class B Units would be owned by entities owned by Sherman’s management.

Consolidated Ratio of Earnings to Fixed Charges

The following table sets forth our ratios of earnings to fixed charges for the periods presented:

Six Months Ended	Year Ended December 31,
June 30, 2006	2005	2004	2003	2002	2001

20.7	18.9	16.0	14.4	21.1	27.2

For purposes of computing the ratios of earnings to fixed charges, earnings represent net income less income or loss from equity investees, plus applicable income taxes and fixed charges. Fixed charges include all interest expense, amortization of debt expense and the proportion deemed representative of the interest factor of rent expense.

USE OF PROCEEDS

We estimate that we will receive net proceeds from the offering of approximately $198,458,000. We expect to use the net proceeds to repay short-term indebtedness to a balance of approximately $100 million and, together with cash to be generated from future sales of short-term indebtedness and future dividends from MGIC, to repay all $200,000,000 of our outstanding 6.00% Senior Notes due March 15, 2007. Pending such use, we anticipate that we will use the net proceeds to invest in short-term investments and for general corporate purposes, including repurchases of our common stock pursuant to our previously announced share repurchase program.

As of August 31, 2006, our short-term debt had a weighted average interest rate of 5.36% and a weighted average maturity of 31 days.

CAPITALIZATION

The following table sets forth our consolidated capitalization as of June 30, 2006 and as adjusted for the offering of the notes under this prospectus supplement, the use of proceeds of the notes and future cash to be generated as described under “Use of Proceeds.” You should read this table in conjunction with our consolidated financial statements and the related notes for the period ended June 30, 2006 contained in our Quarterly Report on Form 10-Q for the period ended June 30, 2006, which is incorporated in this prospectus supplement by reference.

	At June 30, 2006
	Actual	As Adjusted
	(In thousands of dollars) (unaudited)

Total short and long-term debt:
Short-term debt(1)	$131,104	$100,000
6.00% Senior Notes due March 15, 2007	200,000	—
5.375% Senior Notes due 2015	300,000	300,000
Notes offered hereby	—	200,000

Total short and long-term debt	631,104	600,000

Shareholders’ equity:
Common stock, $1 par value, shares authorized 300,000,000; shares issued 122,964,267; shares outstanding 85,692,378	122,964	122,964
Paid-in capital	292,714	292,714
Treasury stock (shares at cost, 37,271,889)	(2,027,959)	(2,027,959)
Accumulated other comprehensive income, net of tax	13,259	13,259
Retained earnings	5,788,965	5,788,965

Total shareholders’ equity	4,189,943	4,189,943

Total capitalization	$4,821,047	$4,789,943

(1)	Our short-term debt balance varies from time to time, and at the date of this prospectus supplement was higher than the balance at June 30, 2006.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following financial information as of and for each of the years in the five-year period ended December 31, 2005 is derived from our audited consolidated financial statements. The consolidated financial information for the six months ended June 30, 2006 and 2005 is unaudited; however, in the opinion of our management, all adjustments necessary for a fair presentation of such information on a consolidated basis are included. The results for the six months ended June 30, 2006 are not indicative of the results we expect for the entire year. You should read the financial information presented below in conjunction with our consolidated financial statements and accompanying notes as well as the management’s discussion and analysis of results of operations and financial condition, all of which are incorporated by reference into this prospectus supplement. See “Where You Can Find Additional Information” in the accompanying prospectus.

	Six Months Ended
	June 30,		Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(Unaudited)		(In thousands of dollars, except as indicated)

Summary of Operations
Revenues:
Net premiums written	$605,752	$621,459	$1,252,310	$1,305,417	$1,364,631	$1,177,955	$1,036,353

Net premiums earned	594,170	627,712	1,238,692	1,329,428	1,366,011	1,182,098	1,042,267
Investment income, net	117,344	114,181	228,854	215,053	202,881	207,516	204,393
Realized investment gains, net	(1,751)	16,752	14,857	17,242	36,862	29,113	37,352
Other revenue	22,773	21,216	44,127	50,970	79,657	65,836	30,448

Total revenues	732,536	779,861	1,526,530	1,612,693	1,685,411	1,484,563	1,314,460

Losses and expenses:
Losses incurred, net	261,352	235,781	553,530	700,999	766,028	365,752	160,814
Underwriting and other expenses	145,757	135,954	275,416	278,786	302,473	265,633	234,494
Interest expense	18,158	21,234	41,091	41,131	41,113	36,776	30,623

Total losses and expenses	425,267	392,969	870,037	1,020,916	1,109,614	668,161	425,931

Income before tax and joint ventures	307,269	386,892	656,493	591,777	575,797	816,402	888,529
Provision for income tax	80,645	109,265	176,932	159,348	146,027	240,971	277,590
Income from joint ventures, net of tax	86,668	78,743	147,312	120,757	64,109	53,760	28,198

Net income	313,292	356,370	626,873	553,186	493,879	629,191	639,137

Balance Sheet Data (at end of period):
Total investments(1)	$5,272,521	$5,491,615	$5,486,070	$5,582,627	$5,205,161	$4,726,472	$4,069,447
Total assets	6,303,262	6,337,113	6,357,569	6,380,691	5,917,387	5,300,303	4,567,012
Loss reserves	1,087,337	1,112,286	1,124,454	1,185,594	1,061,788	733,181	613,664
Short- and long-term debt	631,104	599,850	685,163	639,303	599,680	677,246	472,102
Shareholders’ equity	4,189,943	4,221,953	4,165,055	4,143,639	3,796,902	3,395,192	3,020,187
New primary insurance written ($ millions)	26,132	28,035	61,503	62,902	96,803	92,532	86,122
New primary risk written ($ millions)	7,159	7,499	16,836	16,792	25,209	23,403	21,038
New pool risk written ($ millions)(2)	157	106	358	208	862	674	412
Insurance in force ($ millions):
Direct primary insurance	169,760	171,821	170,029	177,091	189,632	196,988	183,904
Direct primary risk	45,070	44,827	44,860	45,981	48,658	49,231	45,243
Direct pool risk(2)	3,145	2,808	2,909	3,022	2,895	2,568	1,950
Primary loans in default ratios:
Policies in force	1,270,718	1,353,852	1,303,084	1,413,678	1,551,331	1,655,887	1,580,283
Loans in default	73,354	76,081	85,788	85,487	86,372	73,648	54,653
Loans in default	5.77%	5.62%	6.58%	6.05%	5.57%	4.45%	3.46%
Loans in default — bulk	13.84%	13.13%	14.72%	14.06%	11.80%	10.09%	8.59%
Insurance operating ratios (GAAP)(3):
Loss ratio	44.0%	37.6%	44.7%	52.7%	56.1%	30.9%	15.4%
Expense ratio	17.1%	15.5%	15.9%	14.6%	14.1%	14.8%	16.5%

Combined ratio	61.1%	53.1%	60.6%	67.3%	70.2%	45.7%	31.9%

Risk-to-capital ratio (statutory basis)(4):
MGIC	6.3:1	6.7:1	6.3:1	6.8:1	8.1:1	8.7:1	9.1:1

(1)	Total investments for the six months ended June 30, 2005 and the years ended December 31, 2005 — 2001 include cash equivalents of $339,874, $190,640, $163,639, $137,734, $102,216 and $159,960, respectively.

(2)	Represents contractual aggregate loss limits and, for the six months ended June 30, 2006 and 2005 and for the years ended December 31, 2005, 2004, 2003 and 2002, for $4.7 billion, $5.3 billion, $5.0 billion, $4.9 billion, $4.9 billion and $3.0 billion, respectively, of risk without such limits, risk is calculated at $2 million, $44 million, $51 million, $65 million, $192 million and $147 million, respectively, for new risk written and $471 million, $462 million, $469 million, $418 million, $353 million and $161 million, respectively, for risk in force, the estimated amount that would credit enhance these loans to a ‘AA’ level based on a rating agency model.

(3)	The loss ratio (expressed as a percentage) is the ratio of the sum of Incurred losses and loss adjustment expenses to net premiums earned. The expense ratio (expressed as a percentage) is the ratio of the combined insurance operations underwriting expenses to net premiums written. The combined ratio is the sum of the two ratios.

(4)	MGIC prepares its financial statements in accordance with accounting practices prescribed or permitted by the Wisconsin Insurance Department, which differ in certain respects from accounting principles generally accepted in the United States.

DESCRIPTION OF THE NOTES

We have summarized provisions of the notes below. This summary supplements and, to the extent inconsistent with, replaces the description of the general terms and provisions of the debt securities under the caption “Description of the Debt Securities” in the accompanying prospectus.

General

We will issue the notes as a separate series of securities under an indenture, dated as of October 15, 2000, between us and U.S. Bank National Association (as successor in interest to Bank One Trust Company, National Association), as trustee. This indenture is described in the accompanying prospectus.

We are offering the notes in the principal amount of $200,000,000. We may, without the consent of the holders, issue additional notes and thereby increase that principal amount in the future, on the same terms and conditions (except for the public offering price and issue date) and with the same CUSIP number as the notes we offer by this prospectus supplement.

The notes will mature on September 15, 2011 and will bear interest at a rate of 5.625% per year. Interest on the notes will accrue from September 18, 2006, or from the most recent interest payment date to which interest has been paid or duly provided for. We:

•	will pay interest on the notes semi-annually on March 15 and September 15 of each year, beginning March 15, 2007;

•	will pay interest to the person in whose name a note is registered at the close of business on the March 1 or September 1 preceding the interest payment date;

•	will compute interest on the basis of a 360-day year consisting of twelve 30-day months;

•	will make payments on the notes at the offices of the trustee; and

•	may make payments by wire transfer for notes held in book-entry form or by check mailed to the address of the person entitled to the payment as it appears in the notes register.

If any interest payment date or maturity or redemption date falls on a day that is not a business day, then the payment will be made on the next business day without additional interest and with the same effect as if it were made on the originally scheduled date. “Business day” means any day other than a Saturday, Sunday or other day on which banking institutions in The City of New York are authorized or required to close.

We will issue the notes only in fully registered form, without coupons, in denominations of $1,000 and multiples of $1,000.

Optional Redemption

We may redeem the notes in whole at any time or in part from time to time, at its option, at a redemption price equal to the greater of:

(1) 100% of the principal amount of the notes to be redeemed; and

(2) the sum of the present values of the remaining scheduled payments of principal and interest (excluding interest accrued to the redemption date) on the notes discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate plus 15 basis points, plus, in each case, accrued and unpaid interest on the principal amount being redeemed to the redemption date.

“Treasury Rate” means, with respect to any redemption date, (1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the Remaining Life, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue will be determined and the Treasury Rate will be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month) or (2) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per year equal to the semi-annual equivalent yield-to-maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date. The Treasury Rate will be calculated on the third Business Day preceding the redemption date.

“Business Day” means any calendar day that is not a Saturday, Sunday or legal holiday in New York, New York, and on which commercial banks are open for business in New York, New York.

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes to be redeemed.

“Comparable Treasury Price” means (1) the average of five Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations or (2) if the Independent Investment Banker obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such quotations.

“Independent Investment Banker” means either BNP Paribas Securities Corp. or Lehman Brothers Inc., and their respective successors, or, if both firms are unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing appointed by the trustee after consultation with us.

“Reference Treasury Dealer” means (1) BNP Paribas Securities Corp. and Lehman Brothers Inc., or their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City, which we refer to as a “Primary Treasury Dealer,” we will substitute another Primary Treasury Dealer and (2) any three other Primary Treasury Dealers selected by the Independent Investment Banker after consultation with us.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 5:00 p.m., New York City time, on the third Business Day preceding such redemption date.

Holders of notes to be redeemed will be sent a redemption notice by first-class mail at least 30 and not more than 60 days before the date fixed for redemption. If fewer than all of the notes are to be redeemed, the trustee will select, not more than 60 days and not less than 30 days before the redemption date, the particular notes or portions of the notes for redemption from the outstanding notes not previously called by such method as the trustee deems fair and appropriate. Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions of the notes called for redemption.

Sinking Fund

The notes will not have the benefit of any sinking fund.

Ranking

The notes will be our senior unsecured obligations and will rank equally in right of payment with all of our other unsecured and unsubordinated indebtedness. Indebtedness or debt means our obligations for money that we borrowed. As of June 30, 2006, we had $631,104,000 of indebtedness outstanding at the holding company level that would have ranked equally in right of payment with the notes.

The indenture does not limit the amount of debt that we or our subsidiaries may incur. However, the indenture does restrict our ability and our subsidiaries’ ability to incur secured debt. See “Description of Debt Securities — Certain Restrictions — Limitations on Liens on Stock of Designated Subsidiaries” in the accompanying prospectus. “Subsidiaries” is defined in the indenture and means an entity of which more than 50% of the interests entitled to vote in the election of directors or managers is owned by any combination of us and our subsidiaries.

We are a holding company and our principal source of cash is dividends from our Mortgage Guaranty Insurance Corporation subsidiary. Under applicable state insurance law, the amount of cash dividends and other distributions that can be paid from Mortgage Guaranty Insurance Corporation may be restricted. We describe these restrictions in general terms in the note to our consolidated financial statements that discusses dividend restrictions. We also discuss in this note the differences between generally accepted accounting principles and statutory insurance accounting principles. One of the insurance law dividend restriction tests is based on statutory policyholders’ surplus, which is computed under statutory accounting principles by counting items as liabilities that are not counted as liabilities under generally accepted accounting principles. We discuss these restrictions and differences in the notes to our consolidated financial statements included in our most recent Annual Report on Form 10-K, which is one of the documents we incorporate by reference into this prospectus. See “Where You Can Find More Information.”

In addition, we conduct our operations through subsidiaries, which generate a substantial portion of our operating income and cash flow. As a result, distributions or advances from our subsidiaries are a major source of funds necessary to meet our debt service and other obligations. Contractual provisions, insurance and other laws and regulations, as well as our subsidiaries’ financial condition and operating requirements, may limit our ability to obtain the cash required to pay our obligations, including payments on the notes. The notes will be effectively subordinated to the obligations of our subsidiaries, including claims with respect to trade payables. This means that holders of the notes will have a junior position to the claims of creditors of our subsidiaries on their assets and earnings. As of June 30, 2006, our subsidiaries had no indebtedness outstanding.

Notices

We will mail notices and communications to a holder’s address as shown on the notes register.

Paying Agents And Transfer Agents

The trustee will be the paying agent and transfer agent for the notes.

The Trustee

U.S. Bank National Association is the trustee under the indenture. We and our subsidiaries maintain banking relationships in the ordinary course of business with affiliates of the trustee. An affiliate of the trustee is a customer of MGIC.

Global Notes; Book-Entry System

Global Notes

The notes will be issued initially in book-entry form and will be represented by one or more global notes in fully registered form without interest coupons which will be deposited with the trustee as custodian for The

Depository Trust Company, which we refer to as “DTC,” and registered in the name of Cede & Co. or another nominee designated by DTC. Except as set forth below, the global notes may be transferred, in whole and not in part, only to DTC or another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the global notes may not be exchanged for certificated notes except in the limited circumstances described below.

All interests in the global notes will be subject to the rules and procedures of DTC.

Certain Book-Entry Procedures for the Global Notes

The descriptions of the operations and procedures of DTC set forth below are provided solely as a matter of convenience. These operations and procedures are solely within the control of DTC and are subject to change by DTC from time to time. Neither we nor the underwriters takes any responsibility for these operations or procedures, and investors are urged to contact DTC or its participants directly to discuss these matters.

DTC has advised us that it is:

•	a limited-purpose trust company organized under the laws of the State of New York;

•	a “banking organization” within the meaning of the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code, as amended; and

•	a “clearing agency” registered pursuant to Section 17A of the Securities Exchange Act of 1934.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical transfer and delivery of certificates. DTC’s participants include securities brokers and dealers (including one or more of the underwriters), banks and trust companies, clearing corporations and certain other organizations. Indirect access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies, which we refer to collectively as the “indirect participants,” that clear through or maintain a custodial relationship with a participant either directly or indirectly. Investors who are not participants may beneficially own securities held by or on behalf of DTC only through participants or indirect participants.

We expect that, pursuant to procedures established by DTC:

•	upon deposit of each global note, DTC will credit, on its book-entry registration and transfer system, the accounts of participants designated by the underwriters with an interest in the global note; and

•	ownership of beneficial interests in the global notes will be shown on, and the transfer of ownership of beneficial interests in the global notes will be effected only through, records maintained by DTC (with respect to the interests of participants) and the participants and the indirect participants (with respect to the interests of persons other than participants).

The laws of some jurisdictions may require that some purchasers of securities take physical delivery of those securities in definitive form. Accordingly, the ability to transfer beneficial interests in the notes represented by a global note to those persons may be limited. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person holding a beneficial interest in a global note to pledge or transfer that interest to persons or entities that do not participate in DTC’s system, or to otherwise take actions in respect of that interest, may be affected by the lack of a physical security in respect of that interest.

So long as DTC or its nominee is the registered owner of a global note, DTC or that nominee, as the case may be, will be considered the sole legal owner or holder of the notes represented by that global note for all purposes of the notes and the indenture. Except as provided below, owners of beneficial interests in a global note will not be entitled to have the notes represented by that global note registered in their names, will not receive or be entitled to receive physical delivery of certificated notes and will not be considered the owners or holders of the notes represented by that beneficial interest under the indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee. Accordingly, each holder owning a beneficial interest in a global note must rely on the procedures of DTC and, if that holder is not a participant or an indirect participant, on the procedures of the participant through which that holder owns its interest, to exercise any rights of a holder of notes under the indenture or that global note. We understand that under existing industry practice, in the event that we request any action of holders of notes, or a holder that is an owner of a beneficial interest in a global note desires to take any action that DTC, as the holder of that global note, is entitled to take, DTC would authorize the participants to take that action and the participants would authorize holders owning through those participants to take that action or would otherwise act upon the instruction of those holders. Neither we nor the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of notes by DTC or for maintaining, supervising or reviewing any records of DTC relating to the notes.

Payments with respect to the principal of and interest on a global note will be payable by the trustee to or at the direction of DTC or its nominee in its capacity as the registered holder of the global note under the indenture. Under the terms of the indenture, we and the trustee may treat the persons in whose names the notes, including the global notes, are registered as the owners thereof for the purpose of receiving payment thereon and for any and all other purposes whatsoever. Accordingly, neither we nor the trustee has or will have any responsibility or liability for the payment of those amounts to owners of beneficial interests in a global note. Payments by the participants and the indirect participants to the owners of beneficial interests in a global note will be governed by standing instructions and customary industry practice and will be the responsibility of the participants and indirect participants and not of DTC.

Transfers between participants in DTC will be effected in accordance with DTC’s procedures and will be settled in same-day funds.

Although DTC has agreed to the foregoing procedures to facilitate transfers of interests in the global notes among participants in DTC, it is under no obligation to perform or to continue to perform those procedures, and those procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

We obtained the information in this section and elsewhere in this prospectus concerning DTC and its book-entry system from sources that we believe are reliable, but we take no responsibility for the accuracy of any of this information.

Certificated Notes

We will issue certificated notes to each person that DTC identifies as the beneficial owner of the notes represented by the global securities upon surrender by DTC of the global securities only if:

•	DTC notifies us that it is no longer willing or able to act as a depository for the global securities, and we have not appointed a successor depository within 90 days of that notice;

•	an event of default has occurred and is continuing; or

•	we determine not to have the notes represented by a global security.

Neither we nor the trustee will be liable for any delay by DTC, its nominee or any direct or indirect participant in identifying the beneficial owners of the related notes. We and the trustee may conclusively rely on, and will be protected in relying on, instructions from DTC or its nominee for all purposes, including with respect to the registration and delivery, and the respective principal amounts, of the notes to be issued in certificated form.

UNDERWRITING

BNP Paribas Securities Corp. and Lehman Brothers Inc. are acting as joint book-running managers of the offering and as representatives of the underwriters named below.

Principal
Amount of
Underwriter	Notes

BNP Paribas Securities Corp.	$100,000,000
Lehman Brothers Inc.	32,000,000
Banc of America Securities, LLC	20,000,000
Deutsche Bank Securities Inc.	20,000,000
LaSalle Financial Services, Inc.	20,000,000
Piper Jaffray & Co.	8,000,000

Total	$200,000,000

Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named above has severally agreed to purchase, and MGIC has agreed to sell to that underwriter, the principal amount of notes set forth opposite the underwriter’s name.

The underwriting agreement provides that the obligations of the underwriters to purchase the notes included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the notes if they purchase any of the notes.

The underwriters propose to offer the notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and may offer the notes to dealers at the public offering price less a concession not to exceed 0.35% of the principal amount of the notes. The underwriters may allow, and such dealers may reallow, a concession not to exceed 0.25% of the principal amount of the notes on sales to other dealers. After the initial offering of the notes to the public, the representatives may change the public offering price and concessions.

The notes are a new issue of securities with no established trading market. The notes will not be listed on any securities exchange. MGIC has been advised by the underwriters that they intend to make a market in the notes, but the underwriters are not obligated to do so and may discontinue market making at any time without notice. MGIC can give no assurance as to the liquidity of, or the trading market for, the notes.

The following table shows the underwriting discounts and commissions that MGIC is to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes).

Paid by
MGIC

Per note	0.600%

In connection with the offering, BNP Paribas Securities Corp. and Lehman Brothers Inc., on behalf of the underwriters, may purchase and sell notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of notes in excess of the principal amount of notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when BNP Paribas Securities Corp. or Lehman Brothers Inc., in covering syndicate short positions or making stabilizing purchases, repurchases notes originally sold by that syndicate member.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the notes. They may also cause the price of the notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

MGIC estimates that its total expenses for this offering will be $300,000.

The underwriters have performed investment and commercial banking and advisory services for MGIC and its subsidiaries from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for MGIC and its subsidiaries in the ordinary course of their business.

MGIC has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K for the year ended December 31, 2005 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Prospectus
$500,000,000 Aggregate Amount

MGIC Investment Corporation

Debt Securities

We may offer and sell from time to time up to an aggregate initial offering price of $500,000,000 of the securities in one or more classes or series and in amounts, at prices and on terms that we will determine at the time or times of the offerings.

We will provide specific terms of the securities, including the offering prices, in one or more supplements to this prospectus. The supplements may also add, update or change information contained in this prospectus. You should read this prospectus and the prospectus supplement relating to the specific issue of securities carefully before you invest.

The debt securities are a new issue of securities. Unless we otherwise specify in a prospectus supplement, we will not list the debt securities on any securities exchange and we will not establish a trading market for the debt securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 3, 2005.

ABOUT THIS PROSPECTUS

Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus to “our company”, “we”, “our”, “us” or similar references mean MGIC Investment Corporation and our consolidated subsidiaries.

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, utilizing a “shelf” registration process. Under this shelf process, we may, from time to time, sell the securities or combinations of the securities described in this prospectus in one or more offerings with a maximum aggregate offering price of up to $500,000,000. This prospectus provides you with a general description of the securities that we may offer. Each time we offer securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

You should rely only on the information contained or incorporated by reference in this prospectus and in any prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making offers to sell or solicitations to buy the securities in any jurisdiction in which an offer or solicitation is not authorized or in which the person making that offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make an offer or solicitation. You should not assume that the information in this prospectus or any prospectus supplement, as well as the information we previously filed with the SEC that we incorporate by reference in this prospectus or any prospectus supplement, is accurate as of any date other than its respective date. Our business, financial condition, results of operations and prospects may have changed since those dates.

MGIC INVESTMENT CORPORATION

Through our Mortgage Guaranty Insurance Corporation subsidiary, also referred to as MGIC, we are the leading provider of private mortgage insurance in the United States to the home mortgage lending industry. Private mortgage insurance covers residential first mortgage loans and expands home ownership opportunities by enabling people to purchase homes with less than 20% down payments. If the homeowner defaults, private mortgage insurance reduces and, in some instances, eliminates the loss to the insured institution.

Private mortgage insurance also facilitates the sale of low down payment and other mortgage loans in the secondary mortgage market, including to the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation. In addition to mortgage insurance on first liens, through other subsidiaries, we provide lenders with various underwriting and other services and products related to home mortgage lending. MGIC is licensed to write insurance in all 50 states of the United States, the District of Columbia and Puerto Rico.

We are a Wisconsin corporation. Our principal office is located at MGIC Plaza, 250 East Kilbourn Avenue, Milwaukee, Wisconsin 53202, and our telephone number is 414-347-6480.

We also have ownership interests in less than majority-owned joint ventures, principally Credit-Based Asset Servicing and Securitization LLC, or C-BASS, and Sherman Financial Group LLC, or Sherman. C-BASS is principally engaged in the business of investing in the credit risk of credit sensitive single-family residential mortgages and residential mortgage securities. Sherman is principally engaged in the business of purchasing and servicing delinquent consumer assets such as charged-off credit card loans. Our joint ventures are not consolidated with our company for financial reporting purposes, and are not our subsidiaries.

USE OF PROCEEDS

Unless otherwise indicated in the applicable prospectus supplement, we expect to use the net proceeds from the sale of any securities offered by this prospectus for some or all of the following purposes:

•	repayment or refinancing of a portion of our existing debt, including our outstanding senior notes;

•	repurchases of our common stock;

•	acquisitions; and

•	other general corporate purposes.

Pending such uses, we anticipate that we will invest the net proceeds in interest-bearing instruments or other investment-grade securities or use the net proceeds to reduce our short-term indebtedness.

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratios of earnings to fixed charges for the periods presented:

Three Months Ended	Year Ended December 31,
March 31, 2005	2004	2003	2002	2001	2000

23.8	16.0	14.4	21.1	27.2	24.9

For purposes of computing the ratios of earnings to fixed charges, earnings represent net income less income or loss from equity investees, plus applicable income taxes and fixed charges. Fixed charges include all interest expense, amortization of debt expense and the proportion deemed representative of the interest factor of rent expense.

DESCRIPTION OF THE DEBT SECURITIES

The following description of the terms of the senior debt securities describes general terms that apply to the senior debt securities. We will describe the particular terms of any debt securities more specifically in each prospectus supplement, and, where applicable, pricing supplement relating to those debt securities. We will also indicate in the prospectus supplement whether the terms and provisions described in this prospectus apply to a particular series of debt securities.

We will issue the debt securities under an indenture between us and U.S. Bank, National Association, as trustee, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part and is incorporated by reference into this prospectus.

We summarize below selected provisions of the indenture. Since this is only a summary, it does not contain all of the information that may be important to you. When we make parenthetical section references in this prospectus, those are references to sections of the indenture. We encourage you to read the indenture.

General

The indenture does not limit the aggregate principal amount of debt securities which we may issue and provides that we may issue debt securities under the indenture from time to time in one or more series. (Section 3.1). The indenture does not limit the amount of other indebtedness or debt securities, other than some secured indebtedness as described below, which we or our subsidiaries may issue. Under the indenture, the terms of the debt securities of any series may differ and we, without the consent of the holders of the debt securities of any series, may reopen a previous series of debt securities and issue additional debt securities of the series or establish additional terms of the series. (Section 3.1).

Unless we otherwise provide in a prospectus supplement, the debt securities will be our unsecured obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness.

We are a holding company and our principal source of cash is dividends from our Mortgage Guaranty Insurance Corporation subsidiary. Under applicable state insurance law, the amount of cash dividends and other distributions that can be paid from Mortgage Guaranty Insurance Corporation may be restricted. We describe these restrictions in general terms in the note to our consolidated financial statements that discusses dividend restrictions. We also discuss in this note the differences between generally accepted accounting principles and statutory insurance accounting principles. One of the insurance law dividend restriction tests is based on statutory policyholders’ surplus, which is computed under statutory accounting principles by counting items as liabilities that are not counted as liabilities under generally accepted accounting principles. We discuss these restrictions and differences in the notes to our consolidated financial statements included in our most recent Annual Report on Form 10-K, which is one of the documents we incorporate by reference into this prospectus. See “Where You Can Find More Information.” Also, because we are a holding company, our rights and the rights of our creditors, including the holders of debt securities, and shareholders to participate in any distribution of assets of any subsidiary upon the subsidiary’s liquidation or reorganization or otherwise is subject to the prior claims of the subsidiary’s creditors, except to the extent that we may be a creditor with recognized claims against the subsidiary.

Terms.  We will describe in each prospectus supplement the following terms of the debt securities offered by it:

•	the title of the debt securities and the series in which these debt securities are included;

•	any limit on the aggregate principal amount of the debt securities or the series of which they are a part;

•	the currency or currencies, or composite currencies, in which the debt securities will be denominated and in which we will make payments on the debt securities;

•	the date or dates on which we must pay principal;

•	the rate or rates at which the debt securities will bear interest or the manner in which interest will be determined, if any interest is payable;

•	the date or dates from which any interest will accrue, the date or dates on which we must pay interest and the record date for determining who is entitled to any interest payment;

•	the place or places where we must pay the debt securities and where any debt securities issued in registered form may be sent for transfer or exchange;

•	the terms and conditions on which we may, or may be required to, redeem the debt securities;

•	the terms and conditions of any sinking fund;

•	if other than denominations of $1,000 and integral multiples thereof, the denominations in which we may issue the debt securities;

•	the amount we will pay if the maturity of the debt securities is accelerated;

•	whether we will issue the debt securities in the form of one or more global securities and, if so, the identity of the depositary for the global security or securities;

•	any addition to or changes in the events of default or covenants that apply to the debt securities;

•	whether the debt securities will be defeasible; and

•	any other terms of the debt securities and any other deletions from or modifications or additions to the indenture in respect of the debt securities. (Section 3.1).

Payments.  Unless we state otherwise in the prospectus supplement, we will pay principal, premium, interest and additional amounts, if any, on the debt securities at the office or agency we maintain for that purpose, initially the corporate trust office of the trustee. We may pay interest on debt securities issued in registered form by check mailed to the address of the persons entitled to the payments or we may pay by transfer to their U.S. bank accounts. We will pay interest on debt securities issued in registered form on any interest payment date to the registered owners of the debt securities at the close of business on the regular record date for the interest payment date. We will name in the prospectus supplement all paying agents we initially designate for the debt securities. We may designate additional paying agents, rescind the designation of any paying agent or approve a change in the office through which any paying agent acts, but we must maintain a paying agent in each place where payments on the debt securities are payable. (Sections 3.7 and 10.2).

Registration, Transfer and Exchange.  Unless we state otherwise in the prospectus supplement, holders of debt securities may present debt securities for transfer or exchange debt securities for other debt securities of the same series containing identical terms and provisions, in any authorized denominations, and in the same aggregate principal amount at the office or agency we maintain for that purpose. That office will initially be the corporate trust office of the trustee. The debt securities must be duly endorsed or accompanied by a written instrument of transfer if we or the security registrar so require. We will not require any service charge for any transfer or exchange, but we may require payment sufficient to cover any tax or other governmental charge or other expenses payable in connection with the transfer or exchange. We will not be required to issue, register the transfer of, or exchange, debt securities during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any debt securities and ending at the close of business on the day of such mailing or register the transfer of or exchange any debt security selected for redemption in whole or in part, except the unredeemed portion of any debt security being redeemed in part. We have appointed the trustee as the initial security registrar. (Section 3.5). If we elect to replace the security registrar of any series of debt securities, then we will name the new security registrar in the prospectus supplement. (Section 3.1). We may designate additional transfer agents, rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, but we must maintain a transfer agent in each place where any payments on the debt securities are payable. (Section 10.2).

Denominations; Global Securities.  Unless we state otherwise in the prospectus supplement, we will issue the debt securities only in fully registered form, without coupons, in minimum denominations of $1,000 and integral multiples of $1,000. (Section 3.2). The debt securities may be represented in whole or in part by one or more global debt securities. We will register each global security in the name of a depositary or its nominee. The global security will bear a legend regarding the restrictions on exchanges and registration of transfer. Interests in a global security will be shown on records maintained by the depositary and its participants, and transfers of those interests will be made as described below.

U.S. Federal Income Tax Considerations.  We may issue the debt securities as original issue discount securities, bearing no interest or bearing interest at a rate, which, at the time of issuance, is below market rates, to be sold at a substantial discount below their principal amount. We will describe some special U.S. federal income tax and other considerations applicable to any debt securities that are issued as original issue discount securities in the applicable prospectus supplement.

If the purchase price of any debt securities is payable in one or more foreign currencies or composite currencies, if any debt securities are denominated in one or more foreign currencies or composite currencies or if any payments on the debt securities are payable in one or more foreign currencies or composite currencies, we will describe the restrictions, elections, some U.S. federal income tax considerations, specific terms and other information about the debt securities and the foreign currency or composite currencies in the prospectus supplement.

Purchases at the Option of Holders.  We will comply with Section 14(e) under the Securities Exchange Act of 1934 and any other tender offer rules under the Securities Exchange Act of 1934 that may then be applicable in connection with any obligation to purchase debt securities at the option of the holders. We will describe any obligation to purchase debt securities at the option of the holders applicable to a series of debt securities in the related prospectus supplement.

Limited Restrictions on Additional Indebtedness.  Unless we state otherwise in the prospectus supplement, and other than as described below under “— Limitation on Liens on Stock of Designated Subsidiaries,” the indenture does not limit our ability to incur debt or give holders of debt securities protection in the event of a sudden and significant decline in our credit quality or a takeover, recapitalization or highly leveraged or similar transaction involving us. Accordingly, we could in the future enter into transactions that could increase the amount of indebtedness outstanding at that time or otherwise affect our capital structure or credit rating. You should refer to the prospectus supplement relating to a particular series of debt securities for information regarding any changes in the events of default described below or covenants contained in the indenture, including any addition of a covenant or other provisions providing event risk or similar protection.

Global Securities

We may issue the debt securities of a series in whole or in part in the form of one or more global debt securities that we will deposit with a depositary or its nominee that we identify in the applicable prospectus supplement.

We will describe the specific terms of the depositary arrangement covering debt securities in the prospectus supplement relating to that series. We anticipate that the following provisions will apply to all depositary arrangements.

Upon the issuance of a global security, the depositary for the global security or its nominee will credit to accounts in its book-entry registration and transfer system the principal amounts of the debt securities represented by the global security. The underwriters or agents with respect to the debt securities or we, if the debt securities are offered and sold directly by us, will designate these accounts. Only institutions that have accounts with the depositary or its nominee, and persons, who hold beneficial interests through those participants, may own beneficial interests in a global security. Ownership of beneficial interests in a global security will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by the depositary, its nominee or any participants of the depositary or its nominee, as the case may be. The laws of some states require that some purchasers of securities take physical delivery of securities in definitive form. These laws may prevent you from transferring your beneficial interest in a global security.

As long as the depositary or its nominee is the registered owner of a global security, the depositary or nominee will be considered the sole owner or holder of the debt securities represented by the global security. Except as described below, owners of beneficial interests in a global security will not be entitled to have debt securities registered in their names and will not be entitled to receive physical delivery of the debt securities in definitive form.

We will make all payments of principal of, any premium and interest on, and any additional amounts with respect to, debt securities issued as global securities to the depositary or its nominee. Neither we nor the trustee, any paying agent or the security registrar assume any responsibility or liability for any aspect of the depositary’s or any participant’s records relating to, or for payments made on account of, beneficial interests in a global security.

We expect that the depositary for a series of debt securities or its nominee, upon receipt of any payment with respect to the debt securities, will immediately credit participants’ accounts with payments in amounts proportionate to their respective beneficial interest in the principal amount of the global security for the debt securities as shown on the records of the depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in the global security held through participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in “street name,” and will be the responsibility of the participants.

The indenture provides that if

•	the depositary notifies us that it is unwilling or unable to continue as depositary for a series of debt securities, or if the depositary is no longer legally qualified to serve in that capacity, and we have not appointed a successor depositary within 90 days of written notice,

•	we determine that a series of debt securities will no longer be represented by global securities and we execute and deliver an order to that effect to the trustee, or

•	an event of default with respect to a series of debt securities occurs and continues,

then the global securities for that series may be exchanged for registered debt securities in definitive form. (Section 3.5). The definitive debt securities will be registered in the name or names with which the depositary instructs the trustee. We expect that these instructions may be based upon directions the depositary receives from participants with respect to ownership of beneficial interests in global securities.

Certain Restrictions

For purposes of the lien limitation and sales of capital stock restrictions described below and this definition, a “subsidiary” is an entity of which more than 50% of the interests entitled to vote in the election of directors or managers is owned by any combination of us and our subsidiaries.

Limitations on Liens on Stock of Designated Subsidiaries.  Neither we nor any of our subsidiaries will be permitted to create, assume, incur or permit to exist any indebtedness secured by any lien on the capital stock of any designated subsidiary unless the debt securities, and, if we so elect, any other indebtedness of ours that is not subordinate to the debt securities and with respect to which the governing instruments require, or pursuant to which we are otherwise obligated, to provide such security, are secured equally and ratably with this indebtedness for at least the time period this other indebtedness is so secured. (Section 10.5).

“Designated subsidiary” means any present or future consolidated subsidiary of ours, the consolidated shareholder’s equity of which constitutes at least 15% of our consolidated shareholders’ equity. As of March 31, 2005, our only designated subsidiary was Mortgage Guaranty Insurance Corporation.

“Indebtedness” means, with respect to any person, for purposes of this covenant:

•	the principal of, and any premium and interest on, indebtedness of the person for money borrowed and indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which that person is responsible or liable;

•	all capitalized lease obligations of that person;

•	all obligations of that person issued or assumed as the deferred purchase price of property, all conditional sale obligations and all obligations under any title retention agreement;

•	all obligations of that person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction, other than obligations with respect to some letters of credit securing obligations entered into in the ordinary course of business;

•	all obligations of the type referred to above of other persons and all dividends of other persons of which, that person is responsible or liable as obligor, guarantor or otherwise;

•	all obligations of the type referred to above of other persons secured by any lien on any property or asset of that person, the amount of this obligation being deemed to be the lesser of the value of such property or assets or the amount of the obligation so secured; and

•	any amendments, modifications, refundings, renewals or extensions of any indebtedness or obligation described above. (Section 1.1).

Limitations on Sales of Capital Stock of Designated Subsidiaries.  Neither we nor any of our designated subsidiaries will be permitted to issue, sell, transfer or dispose of capital stock of a designated subsidiary, except to us or one of our subsidiaries that agrees to hold the transferred shares subject to the terms of this sentence, unless we dispose of the entire capital stock of the designated subsidiary at the same time for cash or property which, in the opinion of our board of directors, is at least equal to the fair value of the capital stock. (Section 10.6).

Consolidation, Merger and Sale of Assets

We may not consolidate with or merge into any other person or convey or transfer or lease our properties and assets substantially as an entirety to any person, and we may not permit any other person to consolidate with or merge into us, unless:

•	if we consolidate with or merge into another corporation or convey or transfer our properties and assets substantially as an entirety to any person, the successor is organized under the laws of the United States or any state and assumes our obligations under the debt securities;

•	immediately after the transaction, no event of default occurs and continues; and

•	we meet other conditions specified in the indenture. (Section 8.1).

Modification and Waiver

We and the trustee may modify and amend the indenture with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each affected series. However, without the consent of each holder, we cannot modify or amend the indenture in a way that would:

•	change the stated maturity of the principal of, or any premium or installment of interest on or payment of any additional amounts under, any debt security;

•	reduce the principal amount of, or the interest rate on, any debt security;

•	reduce the principal payable upon acceleration, or provable in bankruptcy, of any debt security issued with original issue discount;

•	change the redemption provisions or adversely affect the right of prepayment of any debt security;

•	change the place or currency of payment of principal or interest on any debt security;

•	impair the right to sue to enforce any payment on any debt security after it is due;

•	reduce the percentage in principal amount of outstanding debt securities necessary to modify or amend the indenture, to waive compliance with some requirements of the indenture or some defaults or reduce the quorum requirements of meetings of holders of debt securities;

•	modify the provisions of the indenture summarized in this paragraph; or

•	make any changes that adversely affects the rights to convert or exchange any debt securities. (Section 9.2).

The holders of a majority in aggregate principal amount of outstanding debt securities of any series may waive our compliance with some restrictive covenants of the indenture with respect to the outstanding debt securities of that series. (Section 10.8). The holders of a majority in principal amount of the outstanding debt securities of any series may waive any past default under the indenture with respect to outstanding debt securities of that series. This waiver will be binding on all holders of debt securities of that series. However, these holders may not waive a default in the payment of principal or of premium or interest on any debt security of that series or in respect of a provision of the indenture that cannot be modified or amended without each holder’s consent. (Sections 5.8 and 5.13).

Events of Default

Each of the following will be an event of default:

•	default for 30 days in the payment of any interest;

•	default in the payment of principal or any premium;

•	default in the deposit of any sinking fund payment;

•	default in the performance of any other covenant in the indenture that continues for 60 days after written notice of such default;

•	a failure to pay when due at maturity or a default that results in the acceleration of maturity of any other debt of ours or our designated subsidiaries in an aggregate amount of $40 million or more, unless the acceleration is rescinded, stayed or annulled, or, in the case of debt we are contesting in good faith, we set aside a bond, letter of credit, escrow deposit or other cash equivalent sufficient to discharge the debt within 30 days after written notice of default is given to us by the trustee or holders of not less than 25% in principal amount of the outstanding debt securities of the series in default; and

•	specified events in bankruptcy, insolvency or reorganization. (Section 5.1).

We are required to furnish the trustee annually a statement as to our fulfillment of our obligations under the indenture. (Section 10.9). The trustee may withhold notice of any default to the holders of debt securities of any series, except a default on principal or interest payments on debt securities of that series, if it considers it in the interest of the holders to do so. (Section 6.3).

If an event of default occurs and continues, then either the trustee or the holders of not less than 25% in principal amount of the outstanding debt securities of the series in default may declare the principal amount immediately due and payable by written notice to us and, if given by the holders, to the trustee. Upon any declaration of default, the principal amount will become immediately due and payable. However, the holders of a majority in principal amount of the outstanding debt securities of that series may, under some circumstances, rescind and annul the acceleration. (Section 5.2).

Except for some duties in case of an event of default, the trustee is not required to exercise any of its rights or powers at the request or direction of any of the holders unless the holders offer the trustee reasonable security or indemnity. (Section 6.2). If the holders provide this security or indemnity, then the holders of a majority in principal amount of the outstanding debt securities of a series may direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or powers conferred on the trustee with respect to the debt securities of that series. (Section 5.12).

No holder of a debt security may bring any lawsuit or other proceeding with respect to the indenture or for any remedy under the indenture unless the holder first gives the trustee written notice of a continuing event of default, the holders of at least 25% in principal amount of the outstanding debt securities of the series in default give the trustee a written request to bring the proceeding and offer the trustee reasonable security or indemnity and the trustee fails to institute the proceeding for 60 days after the written request and has not received from holders of a majority in principal amount of the outstanding debt securities of the series in default a direction inconsistent with that request. (Section 5.7). However, the holder of any debt security has the absolute right to receive payment of the principal of and any premium or interest on the debt security on or after the stated due dates and to take any action to enforce any payment of principal of and any interest on the debt security. (Section 5.8).

Discharge, Defeasance and Covenant Defeasance

We may discharge some obligations to holders of any series of debt securities that have not already been delivered to the trustee for cancellation and that either have become due and payable, will become due and payable within one year or are scheduled for redemption within one year by depositing with the trustee, in trust, funds in U.S. dollars or in the foreign currency in which the debt securities are payable in an amount sufficient to pay the principal and any premium, interest and additional amounts on the debt securities to the date of deposit, if the debt securities have become due and payable, or to the maturity date, as the case may be. (Section 4.1).

Unless we state in the applicable prospectus supplement that the following provisions do not apply to the debt securities of that series, we may elect either:

•	to defease and be discharged from all obligations with respect to the debt securities, except for, among other things, the obligation to pay additional amounts, if any, upon the occurrence of some events of taxation, assessment or governmental charge with respect to payments on the debt securities and other obligations to register the transfer or exchange of the debt securities, to replace temporary or mutilated, destroyed, lost or stolen debt securities, to maintain an office or agency with respect to the debt securities and to hold moneys for payment in trust, also referred to as defeasance; or

•	to be released from our obligations under the indenture with respect to the debt securities under some covenants as we describe in the prospectus supplement, and our failure to comply with these obligations will not constitute an event of default with respect to the debt securities, also referred to as covenant defeasance. (Section 4.2).

Defeasance or covenant defeasance is conditioned on our irrevocable deposit with the trustee, in trust, of an amount in cash or government securities, or both, sufficient to pay the principal of, any premium and interest on, and any additional amounts with respect to, the debt securities on the scheduled due dates. (Section 4.2).

Such a trust may be established only if, among other things:

•	the applicable defeasance or covenant defeasance does not result in a breach or violation of, or constitute a default under, the indenture or any other material agreement or instrument to which we are a party or by which we are bound;

•	no event of default, or event which with notice or lapse of time would become an event of default, has occurred and continues on the date the trust is established and, with respect to defeasance only, at any time during the period ending on the 123rd day after that date; and

•	we have delivered to the trustee an opinion of counsel to the effect that the holders of the debt securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the defeasance or covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the defeasance or covenant defeasance had not occurred. This opinion, in the case of defeasance, must refer to and be based upon a letter ruling we have received from the Internal Revenue Service, a revenue ruling published by the Internal Revenue Service or a change in applicable U.S. federal income tax law occurring after the date of the indenture. (Section 4.2).

Governing Law

The indenture and the debt securities are governed by and will be interpreted under the laws of the State of New York. (Section 1.13).

Information Concerning the Trustee

Subject to the provisions of the Trust Indenture Act of 1939, the trustee is under no obligation to exercise any of the powers vested in it by the indenture at the request of any holder of debt securities unless the holder offers the trustee reasonable indemnity against the costs, expenses and liabilities which might result. The trustee is not required to expend or risk its own funds or otherwise incur personal financial liability in performing its duties if the trustee reasonably believes that it is not reasonably assured of repayment or adequate indemnity. (Section 6.2).

We maintain banking and borrowing relationships with U.S. Bank, National Association, and the trustee is the trustee and an investment manager for our employee benefit plans and a customer of our Mortgage Guaranty Insurance Corporation subsidiary.

PLAN OF DISTRIBUTION

We may sell the offered securities in and outside the United States (1) through underwriters or dealers, (2) directly to purchasers, including our affiliates and shareholders, or in a rights offering, (3) through agents or (4) through a combination of any of these methods. The prospectus supplement will include the following information:

•	the terms of the offering;

•	the names of any underwriters, dealers or agents;

•	the name or names of any managing underwriter or underwriters;

•	the purchase price of the securities;

•	the net proceeds from the sale of the securities;

•	any delayed delivery arrangements;

•	any underwriting discounts, commissions and other items constituting underwriters’ compensation;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any commissions paid to agents.

In addition, we may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third parties may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third parties in such sale transactions will be underwriters and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment). We or one of our affiliates may loan or pledge securities to a financial institution or other third party that in turn may sell the securities using this prospectus. Such financial institution or third party may transfer its short position to investors in our securities or in connection with a simultaneous offering of other securities offered by this prospectus or otherwise.

Sale through Underwriters or Dealers

If we use underwriters in the sale, the underwriters will acquire the securities for their own account for resale to the public. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions, and the underwriters will be obligated to purchase all of the offered securities if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

Representatives of the underwriters through whom the offered securities are sold for public offering and sale may engage in over-allotment, stabilizing transactions, syndicate short covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the offered securities so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the offered securities in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the representative of the underwriters to reclaim a selling concession from a syndicate member when the offered securities originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the offered securities to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on a national securities exchange and, if commenced, may be discontinued at any time.

Some or all of the securities that we offer though this prospectus may be new issues of securities with no established trading market. Any underwriters to whom we sell our securities for public offering and sale may make a market in those securities, but they will not be obligated to do so and they may discontinue any market making at any time without notice. Accordingly, we cannot assure you of the liquidity of, or continued trading markets for, any securities that we offer.

If we use dealers in the sale of securities, we will sell the securities to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale. We will include in the prospectus supplement the names of the dealers and the terms of the transaction.

Direct Sales and Sales through Agents

We may sell the securities directly. In this case, no underwriters or agents would be involved. We may also sell the securities through agents designated from time to time. In the prospectus supplement, we will name any agent involved in the offer or sale of the offered securities, and we will describe any commissions payable to the agent. Unless we inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

We may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act of 1933 with respect to any sale of those securities. We will describe the terms of any such sales in the prospectus supplement.

We may also make direct sales through subscription rights distributed to our existing shareholders on a pro rata basis that may or may not be transferable. In any distribution of subscription rights to our shareholders, if all of the underlying securities are not subscribed for, we may then sell the unsubscribed securities directly to third parties or we may engage the services of one or more underwriters, dealers or agents, including standby underwriters, to sell the unsubscribed securities to third parties.

Remarketing Arrangements

Offered securities may also be offered and sold, if so indicated in the applicable prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more remarketing firms, acting as principals for their own accounts or as agents for us. Any remarketing firm will be identified and the terms of its agreements, if any, with us and its compensation will be described in the applicable prospectus supplement. Remarketing firms may be deemed to be underwriters, as that term is defined in the Securities Act of 1933, in connection with the securities remarketed.

Delayed Delivery Arrangements

If we so indicate in the prospectus supplement, we may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities from us at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The prospectus supplement will describe the commission payable for solicitation of those contracts.

General Information

We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribute with respect to payments that the underwriters, dealers or agents may be required to make.

Underwriters, dealers and agents may engage in transactions with, or perform services for, us in the ordinary course of our business.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. We also filed a registration statement on Form S-3, including exhibits, under the Securities Act of 1933 with respect to the securities offered by this prospectus. This prospectus is a part of the registration statement, but does not contain all of the information included in the registration statement or the exhibits. You may read and copy the registration statement and any other document that we file at the SEC’s public reference room at 100 F Street, N.E., Washington D.C. You can call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. You can also find our public filings with the SEC on the internet at a web site maintained by the SEC located at http://www.sec.gov.

We are “incorporating by reference” specified documents that we file with the SEC, which means:

•	incorporated documents are considered part of this prospectus;

•	we are disclosing important information to you by referring you to those documents; and

•	information we file with the SEC will automatically update and supersede information contained in this prospectus.

We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, including filings we make after the date of the initial registration statement and prior to the effectiveness of the registration statement and filings we make after the date of this prospectus and before the end of the offering of the securities pursuant to this prospectus, but excluding in all cases information and related exhibits in a Current Report on Form 8-K that is furnished under Items 2.02 or 7.01 of Form 8-K:

•	our Annual Report on Form 10-K for the year ended December 31, 2004;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005; and

•	our Current Reports on Form 8-K, filed February 2, 2005, April 6, 2005, May 17, 2005 and June 30, 2005.

You may request a copy of any of these filings, at no cost, by request directed to us at the following address or telephone number:

MGIC Investment Corporation
MGIC Plaza
250 East Kilbourn Avenue
Milwaukee, Wisconsin 53202
(414) 347-6480
Attention: Secretary

LEGAL MATTERS

Foley & Lardner LLP will pass upon the validity of the securities for us. Mayer, Brown, Rowe & Maw LLP, Chicago, Illinois, will pass upon certain legal matters for any underwriters, dealers or agents.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2004 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.